

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2017

Nikhil Raman
Chief Executive Officer
uSell.com
171 Madison Avenue, 17th Floor
New York, New York 10016

      Re: uSell.com, Inc.
           Registration Statement on Form S-1
           Filed November 30, 2017
           File No. 333-221825

Dear Mr. Raman:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed November 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

1.   We note your presentation on page 15 of the non-GAAP measures "Gross Merchandise Volume (GMV)" and "SPE Revenue". We also note you define GMV "as the total of uSell revenue plus revenue generated by the SPE," an entity whose revenues are neither reportable in your financial statements nor in accordance with GAAP. Your presentation of these non GAAP measures is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations guidance on non GAAP measures issued on May 17, 2016. Accordingly, please revise your presentation to remove these non GAAP

measures or tell us why you believe it is not necessary to do so.   Please also comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding the comment on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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